# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 385 S. PIERCE AVE, STE C, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0002098271
Persons authorized to receive notices and communications: JIA "HOLLY" YOU, YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II, Road Town, Virgin Islands British (D8), VG 110, 201-855-6358

## Reporting persons
- YZILabs Management Ltd. (CIK 0002098271): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 9,749,745; sole dispositive power 0; shared dispositive power 9,749,745; aggregate amount beneficially owned 9,749,745 (19.99% of the class)
- Changpeng Zhao (CIK 0001918995): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,749,745; sole dispositive power 0; shared dispositive power 9,749,745; aggregate amount beneficially owned 9,749,745 (19.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 385 S. PIERCE AVE, STE C, LOUISVILLE, Colorado (CO), 80027

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by YZi Labs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). 2,150,481 Shares beneficially owned by YZi Labs were acquired in connection with the PIPE at a price of $10.10 per Share. In connection with the closing of the PIPE, YZi Labs also originally acquired (i)7,750,510 Pre-Funded Warrants at a price of $10.09999 per Pre-Funded Warrant, (ii) 9,900,991 Stapled Warrants at a price of $15.15 per Stapled Warrant and (iii) 3,564,359 Strategic Advisor Warrants in connection with services provided under the Strategic Advisor Agreement.

5,418,633 Shares beneficially owned by YZi Labs were acquired through the exercise of 5,418,633 of the Pre-Funded Warrants at an exercise price of $0.00001 per Share. 2,180,631 Shares beneficially owned by YZi Labs were acquired through the exercise of 2,180,631 of the Strategic Advisor Warrants at an exercise price of $0.00001 per Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 17, 2026, the Issuer agreed to waive the required 61 days' notice period to the Issuer for YZi Labs to increase the Beneficial Ownership Limitation (as defined in Item 5 below) under the terms of each of the Pre-Funded Warrants and the Strategic Advisor Warrants held by YZi Labs.

Also on September 17, 2026, YZi Labs notified the Issuer of its election to increase the Beneficial Ownership Limitation under the Strategic Advisor Warrants pursuant to their terms from 4.99% to 9.99% and to increase the Beneficial Ownership Limitation under the Pre-Funded Warrants pursuant to their terms from 4.99% to 19.99%, each effective September 17, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons named herein is based upon a denominator that is the sum of: (i) 41,173,850 Shares outstanding as of September 4, 2026, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2026, (ii) the 2,180,631 Shares issued upon the exercise of certain Strategic Advisor Warrants exercised by the Reporting Persons and (iii) 5,418,633 Shares issued upon the exercise of certain Pre-Funded Warrants exercised by the Reporting Persons.

As of the close of business on the date hereof, YZi Labs beneficially owned 9,749,745 Shares, constituting approximately 19.99% of the Shares outstanding. As the sole director of YZi Labs, Mr. Zhao may be deemed to beneficially own the 9,749,745 Shares beneficially owned by YZi Labs, constituting approximately 19.99% of the Shares outstanding.

At the close of business on the date hereof, YZi Labs held (i) 2,331,877 Pre-Funded Warrants, (ii) 9,900,991 Stapled Warrants and (iii) 1,383,728 Strategic Advisor Warrants. The Pre-Funded Warrants are immediately exercisable at an initial exercise price equal to $0.00001 per Share and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation. The Stapled Warrants are immediately exercisable at an initial exercise price equal to $15.15 per Share and may be exercised at any time on or prior to 5:00pm on June 28, 2028, subject to the Beneficial Ownership Limitation. The Strategic Advisor Warrants are immediately exercisable at an exercise price equal to $0.00001 per Share and may be exercised at any point on or prior to 5:00 p.m. on August 5, 2030, subject to the Beneficial Ownership Limitation. Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide, or the holder has elected, that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than a certain percentage of the Issuer's then outstanding Shares (the "Beneficial Ownership Limitations"). As of the date hereof, the Beneficial Ownership Limitation applicable to the Pre-Funded Warrants is 19.99%; the Beneficial Ownership Limitation applicable to the Strategic Advisor Warrants is 9.99%; and the Beneficial Ownership Limitation applicable to the Stapled Warrants is 4.99%. Pursuant to the terms of the Pre-Funded Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 19.99% of the Issuer's then outstanding Shares. Pursuant to the terms of the Stapled Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer to any other percentage specified in the notice. Pursuant to the terms of the Strategic Advisor Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 9.99% of the Issuer's then outstanding Shares. As of the close of business on the date hereof, the Beneficial Ownership Limitations prohibit the further exercise of any and all of the warrants held by YZi Labs and the shares underlying the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants held by YZi Labs are not included in YZi Labs' or Mr. Zhao's beneficial ownership as reported herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On September 17, 2026, YZi Labs exercised (i) 2,180,631 Strategic Advisor Warrants at an exercise price of $0.00001 per Share and (ii) 5,418,633 Pre-Funded Warrants at an exercise price of $0.00001 per Share. Other than as provided in this Schedule 13D, there have been no transactions in the Shares of the Issuer by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

## Signatures
- YZILabs Management Ltd.: /s/ Ling Zhang, Ling Zhang, Authorized Signatory (09/21/2026)
- Changpeng Zhao: /s/ Changpeng Zhao, Changpeng Zhao (09/21/2026)